SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2012
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A
Public-Held Company
CNPJ/MF Nº 02.558.115/0001-21
NIRE 33 300 276 963

MATERIAL FACT

TIM Participações SA announces the end of the Shareholders' Agreement between TIM Brasil Services and Participações SA and JVCO Participações Ltda.

Rio de Janeiro, December 21, 2012 - TIM Participações SA ("Company" or "TIM PART") (BOVESPA: TIMP3 and NYSE: TSU), a company which controls directly TIM Celular SA and Intelig Telecomunicações Ltda., Provider telecommunications services throughout Brazil, informs its shareholders and the market in general to other interested parties as follows:

The Company was notified today that the Board of Directors of TIM Brazil Services and Participações SA, parent company of the Company ("Company" or "TIM BRASIL") met in extraordinary session, also on today's date at 14h15m to decide on the termination of the Shareholders Agreement between TIM BRASIL and JVCO Participações Ltda. ("JVCO") on April 16, 2009, with the parties consenting DOCAS Investimentos SA and TIM PART and their additives.

In this sense, we were also informed that the Board of Directors of the Company approved the termination of the Shareholders Agreement, due to the reduction of  JVCO´s shareholding position in TIM PART, which now holds less than 1.5% (one and half percent) of the common shares of TIM PART, pursuant to Section 7.2.1, which provides the Company the right, in its sole discretion, immediately terminate the Shareholders Agreement.

Rio de Janeiro, December 21, 2012.

Rogerio Tostes
Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: December 21, 2012	By:	/s/ Rogério Tostes

Name: Rogério Tostes
Title: IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.